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EXHIBIT 4.9

                              EMPLOYMENT AGREEMENT

CAPITAL ENVIRONMENTAL RESOURCE INC. (the "Company") and DAVID SUTHERLAND-YOEST (the "Executive") hereby enter into this EMPLOYMENT AGREEMENT (the "Agreement") dated as of September 7, 2001 (the "Effective Date") as follows:

WHEREAS, the Company has entered into that certain Subscription Agreement, dated as of July 27, 2001 with the investors named therein (the "Subscription Agreement"), pursuant to which the Company is issuing and selling to such investors an aggregate of 16,500,000 shares of its Common Stock for a purchase price of US $2.00 per share;

WHEREAS, the execution and delivery of this Agreement is a condition to the closing of the Subscription Agreement.

NOW, THEREFORE, in consideration of the mutual promises and agreements set forth herein, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.     EMPLOYMENT.

The Company shall employ Executive, and Executive shall be employed by the Company, upon the terms and subject to the conditions set forth in this Agreement.

2.     TERM OF EMPLOYMENT.

2.1 TERM. Subject to Section 2.2 and the termination provisions hereinafter provided, the term of Executive's employment under this Agreement shall begin on the Effective Date and end on the third anniversary of the Effective Date (as extended pursuant to Section 2.2, the "Employment Term").

2.2 TERM EXTENSIONS. Commencing on the day after the Effective Date, the Employment Term will be automatically extended each day by one day, until the date which is three years following the first date, if any, on which the Company delivers to Executive or Executive delivers to the Company, as the case may be, a written notice that the Employment Term will not be extended, it being understood that, until such notice is given, the Employment Term shall be a continuously renewing three-year period.

3.     DUTIES AND RESPONSIBILITIES.

Executive shall serve as Chairman of the Board and Chief Executive Officer of the Company. Executive's duties shall include the responsibilities, duties and authorities provided for under the Company's Bylaws, as amended from time to time.

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4.     COMPENSATION AND BENEFITS.

(a) BASE SALARY. During the Employment Term, the Company shall pay Executive a base salary at the annual rate of three hundred thousand Canadian dollars ($300,000 CDN), or such higher rate as may be determined from time to time by the Board of Directors (or a duly authorized committee thereof) (such amount, as increased from time to time, the "Base Salary"). Such Base Salary shall be paid on the Company's regular pay days in accordance with the Company's standard payroll practice for executive officers.

(b)    OTHER COMPENSATION AND BENEFITS.

       (i) In addition to the Base Salary, Executive shall be entitled to an annual cash bonus of up to 100% of the Base Salary, subject to satisfaction of annual performance objectives mutually agreed upon by the Board of Directors (or a duly authorized committee thereof) and Executive at the beginning of each year.

       (ii) Executive shall be eligible to participate in any supplemental or incentive compensation, stock option or other fringe benefit plans generally made available to executive officers of the Company and to receive additional compensation from the Company in such form and to such extent, if any, as the Board of Directors (or a duly authorized committee thereof) may from time to time specify and determine with respect to the Company's executive officers.

       (iii) In addition to normal statutory holidays recognized by the Company, Executive shall be entitled to the greater of (a) four weeks of paid vacation annually and (b) such other amount of paid vacation as may be afforded executive officers under the Company's policies in effect from time to time.

(c) EXPENSE REIMBURSEMENT. The Company shall promptly reimburse Executive for travel and other out-of-pocket expenses incident to his position in accordance with the Company's customary practices applicable to full time executive officers.

(d) BENEFIT PLANS. Executive shall be eligible to participate in or receive benefits under any retirement plans, pension plans, profit-sharing plan, medical or dental benefit plans, life insurance plans, short-term or long-term disability plans or other fringe benefit plans as are generally made available to full time executive officers of the Company.

(e) EMPLOYEE'S EXPENSES. All costs and expenses (including reasonable legal, accounting and other advisory fees) incurred by Executive to (i) determine in any tax year of Executive, the tax consequences to Executive of any amount payable (or reimbursable) under Section 7(b) or 7(c) hereof, or (ii) prepare responses to an Internal Revenue Service or Canada Customs and Revenue Agency audit of, and to otherwise defend, his personal income tax return for any year which is the subject of any such audit, or an adverse determination, administrative proceeding or civil litigation arising therefrom that is

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       occasioned by or related to any audit by the Internal Revenue Service or the Canada Customs and Revenue Agency of the Company's income tax returns, shall, upon written demand by Executive, be promptly advanced or reimbursed to Executive, or paid directly, on a current basis, by the Company or its successors; provided, however, in no event shall the Company be required to advance or reimburse to Executive or pay directly more than seventy-five thousand Canadian dollars ($75,000 CDN) in any given fiscal year pursuant to this Section 4(e).

5.     TERMINATION OF EMPLOYMENT.

Subject to the payment to Executive of all amounts required by Sections 6 and 7 below, Executive's employment hereunder may be terminated under the following circumstances:

(a) DEATH. Executive's employment hereunder shall terminate upon Executive's death.

(b) TOTAL DISABILITY. The Company shall terminate Executive's employment hereunder upon Executive becoming "Totally Disabled." For purposes of this Agreement, Executive shall be "Totally Disabled" if, in the good faith determination of the Board of Directors, based on sound medical advice, Executive has become physically or mentally incapable of performing Executive's usual and customary duties under this Agreement for a continuous period of one hundred eighty (180) days, in which event Executive will be deemed Totally Disabled upon the expiration of such one hundred eighty (180) day period. Executive's receipt of disability benefits under the Company's long-term disability plan shall be deemed conclusive evidence of Total Disability for purposes of this Agreement; provided, however, that a determination of Total Disability also may be made by the Board of Directors as provided above in the absence of Executive's receipt of such long-term disability benefits.

(c) TERMINATION BY THE COMPANY FOR CAUSE. The Company may terminate Executive's employment hereunder for "Cause" at any time after providing written notice to Executive. For purposes of this Agreement, the term "Cause" shall mean any of the following: (A) conviction of a crime (including conviction on a nolo contendere plea) involving an indictable offense or, in the good faith judgment of the Company's Board of Directors, moral turpitude; (B) deliberate and continual refusal to perform Executive's usual and customary duties under this Agreement (other than as a result of vacation, sickness, illness or injury) after thirty (30) days' written notice by registered mail to Executive of such failure to perform, specifying that the failure constitutes cause; (C) fraud or embezzlement; (D) gross misconduct or gross negligence in connection with performance of Executive's duties under this Agreement; or (E) breach of any of the covenants set forth in Section 8 hereof.

(d) VOLUNTARY TERMINATION BY EXECUTIVE. Executive may terminate his employment hereunder (i) at any time during the Employment Term after providing thirty (30) days' written notice to the Company, or (ii) at any time within six (6) months after a

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       Change of Control (as defined in Section 7(a) hereof), without prior notice, as provided in Section 7 of this Agreement.

(e) TERMINATION BY COMPANY WITHOUT CAUSE. At any time during the Employment Term, the Company may terminate Executive's employment hereunder without Cause effective immediately upon written notice to Executive.

6.     COMPENSATION FOLLOWING TERMINATION OF EMPLOYMENT.

In the event that Executive's employment hereunder is terminated, Executive shall be entitled to the following compensation and benefits upon such termination:

(a) TERMINATION BY REASON OF DEATH OR TOTAL DISABILITY. In the event that Executive's employment is terminated by reason of Executive's death or Total Disability:

       (i) Executive or his beneficiaries or estate shall be entitled to receive, within fourteen (14) days after the effective date of termination, any accrued but unpaid Base Salary for services rendered by Executive to the Company prior to the date of termination, any accrued but unpaid expenses required to be reimbursed under this Agreement, and cash compensation (at a rate per day equal to the Base Salary divided by the number of business days in the relevant year) for any accrued vacation that remained unused by the Executive at the time of termination.

       (ii) Any earned benefits to which Executive (or his beneficiaries or estate) may be entitled pursuant to the plans, policies and arrangements referred to in Section 4(d) hereof shall be determined and paid in accordance with the terms of such plans, policies and arrangements.

       (iii) Executive (or his beneficiaries or estate) shall be entitled to be paid his Base Salary on the Company's regular pay days for a period of three (3) years from the effective date of termination plus a lump sum payment on the effective date of termination equal to three (3) times the average of the cash bonuses paid to Executive in each of the two (2) most recently completed fiscal years; provided, however, that if at the time of termination Executive has not been employed by the Company for two fiscal years, such lump sum payment shall equal three (3) times Executive's Base Salary.

       (iv) Executive or his beneficiaries or estate shall be entitled to continue to receive life insurance, medical, dental and short-term and long-term disability benefits of the type and amount made available to Executive immediately prior to termination pursuant to the plans, policies and arrangements referred to in Section 4(d) hereof for a period of three (3) years from the effective date of termination; provided, however, if such plans, policies and arrangements do not continue to be maintained by the Company or are otherwise not available to Executive, the

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              Company shall provide for and make available to Executive
              substantially similar economic benefits as were provided to Executive pursuant to such plans, policies and arrangements as of the effective date of termination.

       (v) Any stock options granted Executive prior to the effective date of termination will continue to vest (to the extent such options were unvested at the time of termination) and Executive or his beneficiaries or estate shall be permitted to exercise such options at the same time and in the amounts as would have been the case had Executive remained employed by the Company.

(b) TERMINATION FOR CAUSE. In the event that Executive's employment is terminated by the Company for Cause pursuant to Section 5(c):

       (i) Executive shall be entitled to receive, within fourteen (14) days after the effective date of termination, any accrued but unpaid Base Salary for services rendered by Executive to the Company prior to the date of termination, any accrued but unpaid expenses required to be reimbursed under this Agreement, and cash compensation (at a rate per day equal to the Base Salary divided by the number of business days in the relevant year) for any accrued vacation that remained unused by the Executive at the time of termination.

       (ii) Any earned benefits to which Executive may be entitled pursuant to the plans, policies and arrangements referred to in Section 4(d) hereof shall be determined and paid in accordance with the terms of such plans, policies and arrangements.

(c) VOLUNTARY TERMINATION BY EXECUTIVE. In the event that Executive terminates his employment pursuant to Section 5(d)(i) hereof:

       (i) Executive shall be entitled to receive, within fourteen (14) days after the effective date of termination, any accrued but unpaid Base Salary for services rendered by Executive to the Company prior to the date of termination, any accrued but unpaid expenses required to be reimbursed under this Agreement, and cash compensation (at a rate per day equal to the Base Salary divided by the number of business days in the relevant year) for any accrued vacation that remained unused by the Executive at the time of termination.

       (ii) Any earned benefits to which Executive may be entitled pursuant to the plans, policies and arrangements referred to in Section 4(d) hereof shall be determined and paid in accordance with the terms of such plans, policies and arrangements.

(d) TERMINATION BY COMPANY WITHOUT CAUSE. In the event that Executive's employment is terminated by the Company without Cause pursuant to Section 5(e) hereof:

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       (i)    Executive shall be entitled to continue to receive his Base Salary on the Company's regular pay days until the later of (A) September 7, 2004 and (B) the first anniversary of the effective date of termination.

       (ii) Executive shall be entitled to continue to receive life insurance, medical, dental and short-term and long-term disability benefits of the type and amount made available to Executive immediately prior to termination pursuant to the plans, policies and arrangements referred to in Section 4(d) hereof until the later of
              (A) September 7, 2004 and (B) the first anniversary of the effective date of termination; provided, however, that if such plans, policies and arrangements do not continue to be maintained by the Company or are otherwise not available to Executive, the Company shall provide for or make available to Executive substantially similar economic benefits as were provided to Executive pursuant to such plans, policies and arrangements as of the effective date of termination.

       (iii) Any stock options granted to Executive prior to the effective date of termination will continue to vest (to the extent such options were unvested at the time of termination) and Executive shall be permitted to exercise such options at the same time and in the amounts as would have been the case had Executive remained employed by the Company;

       provided, however, that if the Company terminates Executive's employment without Cause within six (6) months after a Change of Control, Executive shall be paid the amounts set forth in Sections 7(b) and 7(c) hereof rather than the amounts set forth in this Section 6(d).

(e) NO OTHER BENEFITS OR COMPENSATION. Except as may be provided under this Agreement or under the terms of any incentive compensation, employee benefit or fringe benefit plan applicable to Executive at the time of Executive's termination of employment, Executive shall have no right to receive any other compensation, or to participate in any other plan, arrangement or benefit, with respect to future periods after such termination or resignation.

(f) SUSPENSION OR TERMINATION OF BENEFITS AND COMPENSATION. Notwithstanding anything herein to the contrary, in the event that the Board of Directors determines in its good faith judgment that Executive has violated Sections 8(a) or 8(b) hereof, the Company shall have the right to suspend or terminate any or all remaining payments or benefits payable pursuant to Section 6 of this Agreement. Such suspension or termination of benefits shall be in addition to and shall not limit any and all other rights and remedies that the Company may have against Executive.

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7.     CHANGE OF CONTROL.

(a) RESIGNATION FOLLOWING CHANGE OF CONTROL. In the event that Executive terminates his employment with the Company within six (6) months after a "Change of Control" pursuant to Section 5(d)(ii) hereof, Executive shall be entitled to the compensation described in this Section 7 upon such termination. For purposes of this Agreement, a "Change of Control" means
       (A) the sale or lease of all or substantially all of the assets of the Company to any person or entity that, prior to such sale, was not controlled by the Company, (B) a merger, amalgamation, consolidation or other reorganization in which the Company is not the surviving entity or becomes owned entirely by another entity, unless at least 50% of the outstanding voting securities of the surviving or parent corporation, as the case may be, immediately following such transaction are beneficially held by such persons and entities in the same proportion as such persons and entities beneficially held the outstanding voting securities of the Company immediately prior to such transaction, (C) the acquisition in a single transaction or series of related transactions, other than pursuant to the Subscription Agreement or pursuant to any other acquisition by the Investors, as such term is defined in the Subscription Agreement (such other acquisition by the Investors being referred to as an "Investor Acquisition"), of more than 50% of the voting securities of the Company by a single person or "group" within the meaning of Section 13(d)(3) of the United States Securities Exchange Act of 1934, as amended, whether through the acquisition of previously issued and outstanding voting securities or of voting securities that have not been previously issued, or any combination thereof; provided, however, that any Investor Acquisition shall constitute a Change of Control if the Investor Acquisition is accompanied by a change in the board of directors of the Company such that the directors of the Company prior to such acquisition no longer constitute a majority of the board of directors of the Company after such acquisition and (D) the voluntary or involuntary dissolution, liquidation or winding up of the Company, or the adoption of any resolution with respect thereto.

(b) COMPENSATION PAYABLE. In the event that Executive terminates his employment pursuant to Section 5(d)(ii) hereof:

       (i) Executive shall be entitled to receive, within fourteen (14) days after the effective date of termination, any accrued but unpaid Base Salary for services rendered by Executive to the Company prior to the date of termination, any accrued but unpaid expenses required to be reimbursed under this Agreement, and cash compensation (at a rate per day equal to the Base Salary divided by the number of business days in the relevant year) for any accrued vacation that remained unused by Executive at the time of termination.

       (ii) Executive shall be entitled to continue to receive his Base Salary on the Company's regular pay days for a period of three (3) years from the effective date of termination plus a lump sum payment on the effective date of termination equal

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              to three (3) times the average of the cash bonuses paid to
              Executive in each of the two (2) most recently completed fiscal years; provided, however, that if at the time of termination Executive has not been employed by the Company for two fiscal years, such lump sum payment shall equal three times Executive's Base Salary.

       (iii) Executive shall be entitled to continue to receive benefits pursuant to the plans, policies and arrangements referred to in
              Section 4(d) hereof for a period of three (3) years from the effective date of termination; provided, however, if such plans, policies and arrangements do not continue to be maintained by the Company or are otherwise not available to Executive, the Company shall provide for and make available to Executive substantially similar economic benefits as were provided to Executive pursuant to such plans, policies and arrangements as of the effective date of termination.

       (iv) Any stock options granted Executive prior to the effective date of termination will continue to vest (to the extent such options were unvested at the time of termination) and Executive shall be permitted to exercise such options at the same time and in the amounts as would have been the case had Executive remained employed by the Company.

       Except as may be provided under this Section 7 or under the terms of any incentive compensation, employee benefit or fringe benefit plan applicable to Executive at the time of termination, Executive shall have no right to receive any other compensation, or to participate in any other plan, arrangement or benefit, with respect to future periods after such termination.

(c) CERTAIN ADDITIONAL PAYMENTS BY THE COMPANY. In the event that any portion of the compensation or benefits payable under this Agreement, and any other payments and benefits under any other agreement with, or plan of the Company to or for the benefit of Executive (collectively, "Total Payments") constitute an "excess parachute payment" within the meaning of
       Section 280G of the Internal Revenue Code (the "Code") (if applicable), then the Company shall pay Executive as promptly as practicable following such determination an additional amount (the "Gross-up Payment") calculated as described below to reimburse Executive on an after-tax basis for any excise tax imposed on such payments under Section 4999 of the Code. The Gross-up Payment shall equal the amount, if any, needed to ensure that the net parachute payments (including the Gross-up Payment) actually received by Executive after the imposition of federal and state income, employment and excise taxes (including any interest or penalties imposed by the Internal Revenue Service), are equal to the amount that Executive would have netted after the imposition of federal and state income and employment taxes, had the Total Payments not been subject to the taxes imposed by Section 4999. For purposes of this calculation, it shall be assumed that Executive's tax rate will be the maximum federal rate to be computed with regard to Section 1(g) of the Code.

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       In the event that Executive and the Company are unable to agree as to the amount of the Gross-up Payment, if any, the Company shall select a law firm or accounting firm from among those regularly consulted (during the twelve-month period immediately prior to the Change of Control) by the Company regarding federal income tax matters and such law firm or accounting firm shall determine the amount of the Gross-up Payment and such determination shall be final and binding upon Executive and the Company.

8.     RESTRICTIVE COVENANTS

(a) COMPETITIVE ACTIVITY. Executive covenants and agrees that at all times during Executive's employment with the Company, and during the Non-Compete Period (as defined below), Executive will not, without the prior written consent of the Company, directly or indirectly, engage in, assist, or have any active interest or involvement, whether as an employee, agent, consultant, creditor, advisor, officer, director, stockholder (excluding holdings of less than 1% of the stock of a public company), partner, proprietor or any type of principal whatsoever in any person, firm or business entity which is engaged in the business of collecting, storing, transferring, recovering, recycling, marketing or disposing of rubbish, garbage, paper, textile wastes, or liquid or other wastes within 75 miles of any operating location of the Company or any of its subsidiaries.

(b) NON-SOLICITATION. Executive covenants and agrees that at all times during Executive's employment with the Company, and during the Non-Compete Period, Executive will not, without the prior written consent of the Company, directly or indirectly (i) induce any customer of the Company or any of its subsidiaries to patronize any similar business which competes with any material business of the Company or any of its subsidiaries;
       (ii) canvass, solicit or accept any similar business from any customer of the Company or any of its subsidiaries; (iii) request or advise any customer of the Company or any of its subsidiaries to withdraw, curtail or cancel such customer's business with the Company or any of its subsidiaries; (iv) disclose to any other person, firm or corporation the names or addresses of any customer of the Company or any of its subsidiaries other than as required in connection with the performance of Executive's duties under this Agreement; or (v) cause, solicit, entice or induce any present or future employee of the Company or any of its subsidiaries to leave the employ of the Company or any of its subsidiaries, or to accept employment with, or compensation from, Executive.

(c) NON-DISPARAGEMENT. Executive covenants and agrees that Executive shall not engage in any pattern of conduct that involves the making or publishing of written or oral statements or remarks (including, without limitation, the repetition or distribution of derogatory rumors, allegations, negative reports or comments) which are disparaging, deleterious or damaging to the integrity, reputation or good will of the Company or its management.

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(d)    PROTECTED INFORMATION. Executive recognizes and acknowledges that
       Executive has had and will continue to have access to various confidential and proprietary information concerning the Company of a special and unique value which may include, without limitation, (i) books and records relating to the operation, finance, accounting, sales, personnel and management, (ii) policies and matters relating particularly to the Company's operations such as customer service requirements, costs of providing service and equipment, operating costs and pricing matters, and (iii) various trade or business secrets, including customer lists, route sheets, business opportunities, marketing or business diversification plans, business development and bidding techniques, methods and processes, financial data and the like (collectively, the "Protected Information"). Executive therefore covenants and agrees that Executive will not at any time, either while employed by the Company or afterwards, knowingly make any independent use of, or knowingly disclose to any other person or organization (except as authorized by the Company or as required in connection with the performance of Executive's duties under this Agreement) any of the Protected Information.

(e) NON-COMPETE PERIOD. For purposes of this Agreement, the term "Non-Compete Period" shall have the following meanings: (i) in the event of a termination of Executive without Cause pursuant to Section 5(e) hereof, the Non-Compete Period shall mean the period during which payments are being made to Executive pursuant to Section 6(d) hereof, (ii) in the event Executive terminates his employment within six (6) months after a Change of Control pursuant to Section 5(d)(ii) hereof, in the case of a Change of Control that Executive supported by voting in favor of the transaction as a director, the Non-Compete Period shall mean the period beginning on the effective date of termination and ending on the third anniversary of the effective date of termination and, in the case of any other Change of Control, the Non-Compete Period shall mean the period beginning on the effective date of termination and ending on the second anniversary of the effective date of termination.

9.     ENFORCEMENT OF COVENANTS.

(a) TERMINATION OF EMPLOYMENT AND FORFEITURE OF COMPENSATION. Executive agrees that any breach by Executive of any of the covenants set forth in
       Section 8 hereof during Executive's employment by the Company, shall be grounds for immediate dismissal of Executive and forfeiture of any accrued and unpaid Base Salary, bonus, commissions or other compensation of such Executive as liquidated damages, which shall be in addition to and not exclusive of any and all other rights and remedies the Company may have against Executive.

(b) RIGHT TO INJUNCTION. Executive acknowledges that a breach of the covenants set forth in Section 8 hereof will cause irreparable damage to the Company with respect to which the Company's remedy at law for damages will be inadequate. Therefore, in the event of a breach of the covenants set forth in Section 8 by Executive, Executive and the

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       Company agree that the Company shall be entitled to the following particular forms of relief, in addition to remedies otherwise available to it at law or equity; (i) injunctions, both preliminary and permanent, enjoining or restraining such breach or anticipatory breach and Executive hereby consents to the issuance thereof forthwith and without bond by any court of competent jurisdiction; and (ii) recovery of all reasonable sums expended and costs, including reasonable attorney's fees, incurred by the Company to enforce the covenants set forth in this section.

(c) SEPARABILITY OF COVENANTS. The covenants contained in Section 8 hereof constitute a series of separate covenants, one for each applicable State in the United States and the District of Columbia, and one for each Province and Territory in Canada. If in any judicial proceeding, a court shall hold that any of the covenants set forth in Section 8 exceed the time, geographic, or occupational limitations permitted by applicable laws, Executive and the Company agree that such provisions shall and are hereby reformed to the maximum time, geographic, or occupational limitations permitted by such laws. Further, in the event a court shall hold unenforceable any of the separate covenants deemed included herein, then such unenforceable covenant or covenants shall be deemed eliminated from the provisions of this Agreement for the purpose of such proceeding to the extent necessary to permit the remaining separate covenants to be enforced in such proceeding. Executive and the Company further agree that the covenants in Section 8 shall each be construed as a separate agreement independent of any other provisions of this Agreement, and the existence of any claim or cause of action by Executive against the Company whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of any of the covenants of Section 8.

10.    DISPUTES AND PAYMENT OF ATTORNEY'S FFES.

If at any time during the term of this Agreement or afterwards there should arise any dispute as to the validity, interpretation or application of any term or condition of this Agreement, the Company agrees, upon written demand by Executive (and Executive shall be entitled upon application to any court of competent jurisdiction, to the entry of a mandatory injunction, without the necessity of posting any bond with respect thereto, compelling the Company) to promptly provide sums sufficient to pay on a current basis (either directly or by reimbursing Executive) Executive's costs and reasonable attorney's fees (including without limitation expenses of investigation and disbursements for the fees and expenses of experts) incurred by Executive in connection with any such dispute or any litigation, (a) provided that Executive shall repay any such amounts paid or advanced if Executive is not the prevailing party with respect to any dispute or litigation arising under Sections 5(c) or 8 of this Agreement, or (b) regardless of whether Executive is the prevailing party in a dispute or in litigation involving any other provision of this Agreement, provided that the court in which such litigation is first initiated determines with respect to this obligation, upon application of either party hereto, that Executive did not initiate frivolously such litigation. Under no circumstances shall Executive be obligated to pay or reimburse the Company for any attorneys' fees, costs or expenses incurred by the

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Company. The provisions of this Section shall survive the expiration or termination of this Agreement and Executive's employment hereunder.

11.    WITHHOLDING OF TAXES.

The Company may withhold all applicable taxes from any compensation and benefits payable under this Agreement.

12.    NON-DISCLOSURE OF AGREEMENT TERMS.

If Executive's employment with the Company is terminated for any reason, the Company agrees that, except to the extent required by law, it will not make or publish, without the express written consent of Executive, any written or oral statement concerning Executive or the terms of Executive's employment with the Company, including, without limitation, his work-related performance or the reasons or basis for the termination of Executive's employment with the Company.

13.    ASSIGNMENT.

Except as otherwise provided in this Agreement, this Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective heirs, representatives, successors and assigns. This Agreement shall not be assignable by Executive, and shall be assignable by the Company only to any financially solvent corporation or other entity resulting from the reorganization, merger, consolidation or amalgamation of the Company with any other corporation or entity or any corporation or entity to or with which the Company's business or substantially all of its business or assets may be sold, exchanged or transferred, and it must be so assigned by the Company to, and accepted as binding upon it by, such other corporation or entity in connection with any such amalgamation, reorganization, merger, consolidation, sale, exchange or transfer (the provisions of this sentence also being applicable to any successive such transaction).

14.    ENTIRE AGREEMENT; AMENDMENT.

This Agreement shall supersede any and all existing oral or written agreements, representations, or warranties between Executive and the Company relating to the terms of Executive's employment by the Company. It may not be amended except by a written agreement signed by both parties.

15.    GOVERNING LAW.

This Agreement shall be governed by and construed in accordance with the internal substantive laws of the Province of Ontario, without giving effect to the conflict of law principles thereof.

16.    NOTICES.

Any notice, consent, request or other communication made or given in connection with this Agreement shall be in writing and shall be deemed to have been duly given if delivered personally, mailed by registered or certified mail (return receipt requested), or by confirmed facsimile to those listed below at their following respective addresses or at such other address as each may specify by notice to the others:

       To the Company: Capital Environmental Resource Inc.

              1005 Skyview Drive
              Burlington, Ontario  L7P 5B1
              Attention:  Secretary

       To Executive: At the address for Executive set forth below.

17.    MISCELLANEOUS.

(a) WAIVER. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver thereof or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

(b) SEPARABILITY. Subject to Section 9 hereof, if any term or provision of this Agreement is declared illegal or unenforceable by any court of competent jurisdiction and cannot be modified to be enforceable, such term or provision shall immediately become null and void, leaving the remainder of this Agreement in full force and effect.

(c) HEADINGS. Section headings are used herein for convenience of reference only and shall not affect the meaning of any provision of this Agreement.

(d) RULES OF CONSTRUCTION. Whenever the context so requires, the use of the singular shall be deemed to include the plural and vice versa.

(e) COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, and such counterparts will together constitute but one Agreement.

                           [signature pages to follow]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

CAPITAL ENVIRONMENTAL RESOURCE, INC.


By:             /s/ Dennis Nolan
       --------------------------------------------

Title:          Secretary
       --------------------------------------------

Date:           September 7, 2001
       --------------------------------------------


EXECUTIVE


By:             /s/ David Sutherland-Yoest
       --------------------------------------------
       David Sutherland-Yoest
Date:           September 7, 2001
       --------------------------------------------

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